ChoiceOne Financial Services, Inc.
109 East Division
Sparta, Michigan 49345
(616) 887-7366

October 16, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert Arzonetti, Staff Attorney

Re:	ChoiceOne Financial Services, Inc. (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-282177)

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Washington, D.C. time, on October 18, 2024, or as soon thereafter as reasonably practicable.

The Registrant authorizes Charlie Goode of Warner Norcross + Judd LLP to orally modify or withdraw this request for acceleration.

Please contact Charlie Goode of Warner Norcross + Judd LLP at (616) 752-2176 or cgoode@wnj.com when this request for acceleration has been granted and with any questions or concerns regarding this matter.

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Very truly yours,

CHOICEONE FINANCIAL SERVICES, INC.

By	/s/ Kelly J. Potes
Kelly J. Potes President and Chief Executive Officer